[redacted]

10027899

SEC Mail Processing Section

FEB 26 2010

Washington, DC 122

AB 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BUCKMAN, BUCKMAN, & REID, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

174 PATTERSON AVENUE
(No. and Street)

SHREWSBURY	NJ	07702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGUIGAN TOMBS & COMPANY
(Name – *if individual, state last, first, middle name*)

2399 HIGHWAY 34, BLDG. D	MANASQUAN	NJ	08736
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/6/2010

OATH OR AFFIRMATION

I, H. JOHN BUCKMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BUCKMAN, BUCKMAN, & REID, INC, as of DECEMBER 31, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg. D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336

383 Fifth Avenue • 6th Floor
New York, New York 10016
212-683-1680 • Fax 212-683-1681

www.mcguiganco.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate

We have audited the accompanying consolidated statements of financial condition of Buckman, Buckman & Reid, Inc. (a New Jersey corporation) and Affiliate as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We have conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Buckman, Buckman & Reid, Inc. and Affiliate, as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

Manasquan, New Jersey
February 16, 2010

Buckman, Buckman & Reid, Inc. and Affiliate

Consolidated Statements of Financial Condition

December 31, 2009 and 2008

Assets

	2009	2008
Cash and cash equivalents	$ 47,221	$ 311,471
Deposits with clearing organizations	200,000	200,000
Securities owned - equities, at fair value	749,868	382,080
Receivable from clearing organization	43,601	248,513
Other receivables	129,481	261,828
Prepaid expenses and other assets	307,929	119,559
Note receivable - stockholder	600,000	-
Property and equipment at cost, net of accumulated depreciation of $203,330 in 2009 and $189,095 in 2008	26,189	40,424
	$ 2,104,289	$ 1,563,875

Liabilities and Stockholders' Equity

	2009	2008
Accounts payable and accrued expenses	$ 501,325	$ 761,662
Marketable equity securities sold short, at fair value	15,831	6
Collateralized agreements:		
Subordinated loans	860,000	360,000
Secured demand note - stockholder	600,000	-
Total liabilities	1,977,156	1,121,668
Stockholders' equity		
Common stock, no par value - authorized 10,000 shares; issued and outstanding 2,408 shares	248,212	248,212
Additional paid in capital	52,166	52,166
Retained earnings	(173,245)	141,829
Total stockholders' equity	127,133	442,207
	$ 2,104,289	$ 1,563,875

See accompanying notes to consolidated financial statements

Buckman, Buckman & Reid, Inc. and Affiliate

Consolidated Statements of Operations

For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commission and concessions	$ 2,913,745	$ 3,682,266
Management and consulting fees	2,833,625	5,759,617
Trading income/(loss)	990,791	(155,714)
Interest and dividends	69,333	144,121
Total revenues	6,807,494	9,430,290
Expenses		
Employee compensation, commissions and benefits	4,611,017	7,136,217
Clearance charges	728,665	519,600
Communications and information services	804,675	407,015
Occupancy and equipment	252,092	216,461
Other operating expenses	736,854	760,702
Interest expense	109,407	47,975
Total expenses	7,242,710	9,087,970
Net (loss)/income before provision for income taxes	(435,216)	342,320
(Benefit)/provision for income taxes		
Federal	(123,722)	120,000
States	3,580	11,500
Total (benefit)/provision for income taxes	(120,142)	131,500
Net (loss)/income	$ (315,074)	$ 210,820

See accompanying notes to consolidated financial statements

BUCKMAN, BUCKMAN & REID, INC. AND AFFILIATE
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and 2008

	Common stock	Additional paid-in capital	Retained Earnings	Total
Balance as of December 31, 2007	$ 248,212	$ 52,166	$ 31,009	$ 331,387
Net income			210,820	210,820
Purchase & reissuance of treasury stock			(100,000)	(100,000)
Balance as of December 31, 2008	$ 248,212	$ 52,166	$ 141,829	$ 442,207
Net loss			(315,074)	(315,074)
Balance as of December 31, 2009	$ 248,212	$ 52,166	$ (173,245)	$ 127,133

See accompanying notes to consolidated financial statements

Buckman, Buckman & Reid, Inc. and Affiliate

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net (loss)/income	$ (315,074)	$ 210,820
Adjustments to reconcile net income to net cash (used)/provided by operating activities		
Depreciation and amortization expense	14,234	8,238
Changes in:		
Deposits with clearing organizations	-	(100,000)
Securities owned - equities, at fair value	(367,788)	341,045
Receivable from clearing organization	204,912	(248,513)
Other receivables	132,347	(69,848)
Prepaid expenses and other assets	(188,370)	31,633
Accounts payable and accrued expenses	(260,337)	7,852
Marketable equity securities sold short	15,826	(47,079)
Net cash (used)/provided by operating activities	(764,250)	134,148
Cash flows from investing activities		
Property and equipment expenditures	-	(26,907)
Purchase of minority interest	-	(100,000)
Net cash used by investing activities	-	(126,907)
Cash flows from financing activities		
Proceeds from subordinated loan	500,000	-
Net (decrease)/increase in cash and cash equivalents	(264,250)	7,241
Cash and cash equivalents as of beginning of year	311,471	304,230
Cash and cash equivalents as of end of year	$ 47,221	$ 311,471
Cash paid during the year for		
Interest	$ 109,407	$ 47,975
Income taxes	$ 121,683	$ 2,189

See accompanying notes to consolidated financial statements

Note 1 - Summary of significant accounting policies

Organization

Buckman, Buckman & Reid, Inc. was formed on September 7, 1988 under the provisions of the Business Corporation Law of New Jersey. The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities and Exchange Act of 1934, and is authorized to engage in business as a broker or dealer retailing corporate securities over the counter and as a mutual fund retailer. The Company also provides investment advisory services. The Company does not hold customer funds or securities, and processes all transactions through an independent clearing service. Buckman Advisory Group, LLC was formed under the state laws of New Jersey and began activity during 2006 providing investment advisory services.

Basis of consolidated statements

The consolidated financial statements include the accounts of Buckman, Buckman & Reid, Inc. and Buckman Advisory Group, LLC. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of credit risk

The Company maintains its cash balances with quality financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times actual balances may exceed federally insured limits.

Securities owned - equities

Marketable equity securities are carried at market value. The resulting difference between cost and market value is included in income.

Note 1 - Summary of significant accounting policies (cont'd)

Property and equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets which is approximately three to five years.

Net capital requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the provisions of the rule, the Company must maintain net capital, as defined, equal to $100,000. Under such rule, the Company is prohibited from engaging in any securities transactions whenever its aggregate indebtedness exceeds 15 times its net capital. As of December 31, 2009, the Company had net capital (as defined by Rule 15c3-1) of $933,689, ($318,207 as of December 31, 2008), which was $833,689 greater ($218,207 greater as of December 31, 2008) than the aforementioned net capital requirement. The net capital requirement, as defined, was the greater of $100,000 or 6 2/3% of aggregate indebtedness of $501,325, for the year ended December 31, 2009.

Commissions

Commission revenue is earned on customers' orders and is paid directly by the clearing broker.

Commission revenue and related expenses are recorded as of the settlement date. Settlement of such transactions generally occurs on or before the third business day following the transaction date.

Customer accounts

All customer accounts are carried by a correspondent broker on a fully-disclosed basis.

Income taxes

Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes. Valuation allowances are established when necessary to reduce tax assets to the amount expected to be realized.

The Company adopted FASB ASC Topic 740-10 which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. It prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken on a tax

Note 1 - Summary of significant accounting policies (cont'd)

Income taxes

return. Management has determined that the Company has no "uncertain tax position" as defined by FASB ASC Topic 740-10, and therefore the adoption had no effect on opening retained earnings or the current period's results of operations.

Subsequent events

In May 2009, the FASB issued a standard on subsequent events which was effective for the Company's year ended December 31, 2009. This standard requires interim and annual disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company evaluated subsequent events through the time of the report date on February 16, 2010; no disclosure is necessary.

Accounting standards codification

In June 2009, the Financial Accounting Standards Board (FASB) issued a standard which established the FASB Accounting Standards Codification as the source of authoritative accounting principles recognized by the FASB to be applied to nongovernmental entities in the preparation of financial statements in conformity with GAAP. The Codification was effective for financial statements issued for interim and annual periods ending after September 15, 2009. Application of this standard did not impact the Company's financial statements.

Note 2 - Deposits with clearing organizations

The Company is required to maintain a $100,000 good-faith deposit with each of two clearing organizations. Such deposits are required to be maintained as long as the respective clearing agreements remain in effect with each firm. In May of 2004, the Company entered into a five year agreement with National Financial Services LLC (NFS). This agreement terminated on December 12, 2009. In October of 2008, the Company entered into a five year agreement with Ridge Clearing & Outsourcing Solutions, Inc (Ridge). At the end of the five year term, this agreement will automatically renew for additional successive one year periods unless and until either party gives the other sixty days written notification of intent to terminate. In October of 2009, the Company entered into a five year agreement with RBC Correspondent Services (RBC). At the end of the five year term, this agreement will automatically renew for additional successive one year periods unless and until either party gives the other ninety days written notification of intent to terminate.

Note 3 - Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. FASB ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than quoted prices included in level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2009 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 749,868	$ -	$ -	$ 749,868

The fair values of investments as of December 31, 2008 are summarized in the table below:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Equities	$ 382,080	$ -	$ -	$ 382,080

Note 4 - Property and equipment

Property and equipment consists of the following as of December 31:

	2009	2008
Furniture and equipment	$ 205,053	$ 205,053
Leasehold improvements	24,466	24,466
	229,519	229,519
Less: accumulated depreciation	(203,330)	(189,095)
	$ 26,189	$ 40,424

For the years ended December 31, 2009 and 2008, depreciation and amortization expense amounted to $14,234 and $8,238, respectively.

Note 5 - Subordinated loans

Subordinated loans consist of the following as of December 31, 2009 and 2008:

	Maturity date	Interest rate	2009	2008
Unsecured subordinated loan agreement with affiliate	01/31/12	10%	$ 25,000	$ 25,000
Unsecured subordinated loan agreement	09/30/10	8%	60,000	60,000
Unsecured subordinated loan agreements	08/14/10	8%	50,000	50,000
Unsecured subordinated loan agreements	10/15/10	8%	100,000	100,000
Unsecured subordinated loan agreement	08/30/10	10%	125,000	125,000
Unsecured subordinated loan agreement	10/01/12	Libor plus 4%	500,000	-
			$ 860,000	$360,000

Interest expense charged to operations for the years ended December 31, 2009 and 2008 under the subordinated loan agreements amounted to $40,842 in 2009 and $31,592 in 2008.

Note 6 - Related party transactions

For the years ended December 31, 2009 and 2008, included in other receivables is approximately $79,000 and $227,000, respectively, of advances made to the stockholders of the Company. The advances are payable over the normal course of business.

Note 7 - <u>Note receivable – stockholder/secured demand note - stockholder</u>

Effective January 30, 2009, the Company entered into a Secured Demand Note Collateral Agreement with one of the Company's stockholders. Under the agreement, the Company may demand up to $600,000 from the stockholder. The stockholder is required to maintain in designated accounts at least $857,143 in securities to collateralize the amount of the note. This agreement expires on January 31, 2012. As of December 31, 2009, the Company had not exercised its option to demand any portion of the $600,000 secured demand note.

Note 8 - <u>Income taxes</u>

The (benefit)/provision for income taxes as determined in accordance with FASB ASC 740 is summarized as follows:

Expense for the year ended December 31, 2009:

	Current	Deferred	Total
Federal	$ (123,722)	$ -	$ (123,722)
States	3,580	-	3,580
	$ (120,142)	$ -	$ (120,142)

Expense for the year ended December 31, 2008:

	Current	Deferred	Total
Federal	$ 120,000	$ -	$ 120,000
States	11,500	-	11,500
	$ 131,500	$ -	$ 131,500

The components of deferred tax assets at December 31, 2009 are as follows:

	2009
State net operating loss carryforwards	$ 737,000
Less: valuation allowance	(737,000)
	$ -

The Company has available net operating loss carryforwards of approximately $737,000 for state income tax purposes expiring through 2016.

Realization of the deferred tax assets is dependent upon generating sufficient future taxable income. Management is of the opinion that it is more likely than not that future taxable income will not be sufficient to realize the above tax assets and have, therefore, provided a full valuation allowance.

Note 8 - Income taxes (cont'd)

Prepaid expenses and other assets of $307,929 for the year ended December 31, 2009 includes approximately $123,000 related to a carryback claim of the 2009 net operating loss against the 2007 and 2008 federal income tax liabilities.

The Company is no longer subject to federal and New York tax examinations by taxing authorities for years prior to 2006. New Jersey is no longer subject to tax examinations by taxing authorities for years prior to 2005.

Note 9 - Lease commitments

The Company occupies its office facilities and uses certain equipment under various operating leases. Rent expense charged to operations under the aforementioned lease agreements amounted to $132,230 in 2009 and $116,855 in 2008.

The approximate annual minimum rental payment commitments under non-cancelable leases are as follows:

2010	$ 227,000
2011	226,000
2012	230,000
2013	130,000
2014 and thereafter	37,000
	$ 850,000

Note 10 - Non-monetary transactions

As described in Note 7, the following schedule summarizes the gross amount of transactions that did not involve cash during the year ended December 31, 2009:

Acquisition of secured demand note:	
Note receivable - stockholder	$ 600,000
Secured demand note - stockholder	(600,000)
Cash paid for secured demand note	$ -

Note 11 - Litigation

The Company is involved in various claims, counterclaims and lawsuits, arising in the normal course of business. Management believes that any financial responsibility that may be incurred in settlement of such actions would not be material to the Company's financial position.

Note 12 - Net capital requirement

The clearing agreement with Ridge requires the Company to maintain net capital (calculated in accordance with SEC Rule 15c3-1) of $250,000. At December 31, 2009 the Company is in compliance with this requirement. The clearing agreement with RBC requires the Company to maintain net capital (calculated in accordance with SEC Rule 15c3-1) of $100,000.

Buckman, Buckman & Reid, Inc. and Affiliate
Computation of Net Capital Under Rule 15c3-1
December 31, 2009

Net capital	
Common stock	$ 248,212
Additional paid-in capital	52,166
Retained earnings	(173,245)
Total stockholders' equity qualified for net capital	127,133
Add	
Subordinated borrowings allowable in computation of net capital	1,460,000
Total capital and allowable subordinated borrowings	1,587,133
Deductions and/or charges	
Nonallowable assets	
Other receivables	129,481
Prepaid expenses and other assets	334,119
Unsecured debit balances	3,212
Total deductions and/or charges	466,812
Net capital before haircuts on securities positions	1,120,321
Haircuts on other securities owned	111,457
Undue concentrations of securities	74,490
Other	685
Net capital	933,689
Minimum capital required to be maintained	100,000
Net capital in excess of minimum capital requirement	$ 833,689
Aggregated indebtedness	$ 501,325
Ratio of aggregate indebtedness to net capital	.54 to 1

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain a net capital amount which is the greater of $100,000 or 6 2/3% of aggregated indebtedness.

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

Buckman, Buckman & Reid, Inc. and Affiliate
Computation of Net Capital Under Rule 15c3-1
December 31, 2008

Net capital	
Common stock	$ 248,212
Additional paid-in capital	52,166
Retained earnings	141,829
Total stockholders' equity qualified for net capital	442,207
Add	
Subordinated borrowings allowable in computation of net capital	360,000
Total capital and allowable subordinated borrowings	802,207
Deductions and/or charges	
Nonallowable assets	
Other receivable	261,828
Prepaid expenses and other assets	159,983
Unsecured debit balances	1,322
Total deductions and/or charges	423,133
Net capital before haircuts on securities positions	379,074
Haircuts on other securities owned	52,979
Undue concentrations of securities	6,471
Other	1,417
Net capital	318,207
Minimum capital required to be maintained	100,000
Net capital in excess of minimum capital requirement	$ 218,207
Aggregated indebtedness	$ 761,662
Ratio of aggregate indebtedness to net capital	2.39 to 1

Note

In accordance with rule 15c3-1(a)(1), the Company is required to maintain a net capital amount which is the greater of $100,000 or 6 2/3% of aggregated indebtedness.

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2008.

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg. D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336

383 Fifth Avenue • 6th Floor
New York, New York 10016
212-683-1680 • Fax 212-683-1681

www.mcguiganco.com

February 16, 2010

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate
174 Patterson Ave.
Shrewsbury, New Jersey 07702

Gentlemen:

In planning and performing our audit of the consolidated financial statements of Buckman, Buckman & Reid, Inc. and Affiliate ("the Company"), as of and for the year ended December 31, 2009, in accordance with the auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17(a)-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange

Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management of Buckman, Buckman & Reid, Inc. and Affiliate, the Financial Industry Regulatory Authority (FINRA), the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

mcguigan tombs & company PC
certified public accountants

2399 Highway 34 • Bldg. D
Manasquan, New Jersey 08736
732-292-1800 • Fax 732-292-9336

383 Fifth Avenue • 6th Floor
New York, New York 10016
212-683-1680 • Fax 212-683-1681

www.mcguiganco.com

February 16, 2010

The Board of Directors
Buckman, Buckman & Reid, Inc. and Affiliate
174 Patterson Ave.
Shrewsbury, New Jersey 07702

Gentlemen:

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Buckman, Buckman & Reid, Inc. and Affiliate and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Buckman, Buckman & Reid, Inc. and Affiliate's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Buckman, Buckman & Reid, Inc. and Affiliate's management is responsible for the Buckman, Buckman & Reid, Inc. and Affiliate's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC -7T and in the related schedules and working papers supporting the adjustments noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

McGuigan Tombs & Co. PC

McGuigan Tombs & Company, P.C.
Certified Public Accountants

BUCKMAN, BUCKMAN & REID, INC.
AND AFFILIATE

Consolidated Financial Statements and Supplementary Information

For the Years Ended December 31, 2009 and 2008

BUCKMAN, BUCKMAN, & REID, INC.
AND AFFILIATE

Consolidated Financial Statements and
Supplementary Information

For the Years Ended December 31, 2009 and 2008

(With Independent Auditors' Report Thereon)

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5.